Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

April 14, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond A. Be

Re:	Hamilton Lane Private Assets Fund

File Nos. 333-236451, 811-23509

Dear Mr. Be:

The following responds to the comments you provided via email on March 19, 2020 in connection with your review of a registration statement (the “Registration Statement” filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register Hamilton Lane Private Assets Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

General

1.         Comment: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Registrant acknowledges the Staff’s comment.

2.         Comment: Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to (1) the multi-class structure of the Fund, (2) the distribution fees, and (3) transactions with certain affiliates. To the extent you have not received multi-class exemptive relief, revise the document to remove all references to the classes that the Fund cannot offer yet.

Response: The Registrant confirms that an exemptive application was submitted on February 24, 2020 (812-15098), that if granted, will allow the Fund to issue multiple classes of shares with varying sales loads and/or ongoing asset-based distribution and/or service fees with respect to certain classes. As disclosed in the registration statement, the Registrant will only offer Class R Shares, and the distribution and services plan will not be implemented, unless and until the multi-class exemptive order is issued. The Registrant respectfully declines to remove references to the additional classes of shares. The Registrant additionally confirms that an exemptive application was submitted on February 25, 2020 (812-15099), that if granted, will allow the Fund to participate in transactions that might otherwise be prohibited by Section 17(d) of the 1940 Act with certain affiliates.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Prospectus

Investment Objective and Strategies (page 5)

3.         Comment: In the second paragraph of this section, explain more clearly the term “closed-end private funds.” Consider including plain English examples of these types of funds.

Response: The Registrant has added the following disclosure to further explain the term “closed-end private funds”: More traditional private markets funds are typically structured as closed-end private funds. These funds generally raise a set amount of capital and then terminate at a set future date. The life of a closed-end fund is generally 10-12 years, with the possibility of extensions. Open-end private funds do not have a specific term and allow periodic purchases and repurchases.

4.        Comment: In the second paragraph of this section, explain in plain English what “programmatic investment relationships with asset managers outside of their commingled private funds” means.

Response: The Registrant has revised the aforementioned disclosure as follows: As opposed to multiple individual investments, programmatic investment relationships create an infrastructure for the Fund to build a portfolio of investments through underlying funds organized and managed by third-party asset managers that are managed similarly to the third party asset managers’ main investment funds, but may provide the Fund with rights, including but not limited to the right to opt-out of investments that could be problematic from a timing or diversification perspective.

5.         Comment: Also in the paragraph, the disclosure states that the Fund may invest in “pooled vehicles or special purpose vehicles managed by the Adviser, any of its affiliates or third parties.” Explain in more detail what these vehicles are. To the extent such vehicles are affiliated with the Adviser, clarify whether such investments will be dependent on receiving exemptive relief from the Commission.

Response: The Registrant will revise the disclosure as follows:

The Fund may gain such exposure through a direct investment in the targeted investment entity or indirectly through ~~pooled vehicles or~~ special purpose vehicles managed by the Adviser, any of its affiliates or third parties, although investments in Adviser-managed investment vehicles will be greatly limited or prohibited due to Investment Company Act requirements. The Fund may make investments through wholly-owned subsidiaries. Such subsidiaries will not be registered under the Investment Company Act; however, the Fund will wholly own and control any subsidiaries.

6.        Comment: Rewrite the fourth paragraph in this section in plain English. In addition, the disclosure in this paragraph states that the Adviser will seek to build a “diversified” portfolio. However, the disclosure elsewhere in the prospectus indicates that, for purposes of the Investment Company Act, the Fund will be classified as “non-diversified.” To avoid investor confusion, please consider using a term other than “diversified” to describe this concept or clarify what the terms “diversified” and “non-diversified” mean in appropriate locations.

Response: The Registrant will revise the disclosure as follows:

The Adviser will seek to build a ~~diversified~~ broad portfolio of private assets spanning many sectors of the private markets asset class within the Fund. The focus on Direct Investments, Secondary Investments, Listed PE Investments and Opportunistic Investments will seek to limit the exposure of the Fund to uncalled commitments and to shorten the duration of expected cash flows relative to a traditional portfolio consisting predominantly of primary fund investments. This portfolio construction approach is ~~expected to be geared toward maintaining~~ designed to maintain a relatively high level of exposure to private assets while still maintaining liquidity for limited investor redemptions.

7.         Comment: In the second paragraph on page 6, the disclosure states that “the Fund may borrow for investment purposes.” To the extent known, discuss the level of leverage that the Fund anticipates incurring.

Response: As disclosed in the aforementioned paragraph, the Registrant will only borrow to the extent permitted by the 1940 Act, but does not anticipate borrowing for investment purposes during its initial year of operations.

8.         Comment: The disclosure on page 14 states that the private assets in which the Fund may seek to invest include “Buyouts” and “Venture/Growth Equity.” To the extent these are principal strategies of the fund, discuss in the summary section. Also, consider inserting appropriate risk factor disclosure.

Response: The Registrant will add the following disclosure to the summary section: “Investments in private assets can follow a variety of strategies including, without limitation, equity investments in which a mature company is acquired from current shareholders (“Buyouts”), equity investments in early stage or other high growth potential companies (“Venture/Growth Equity”), and investments in the debt of performing companies or companies in need of restructuring.”

Incentive Fee (page 7)

9.         Comment: The disclosure in subparagraph (i) states “whether of an income or capital nature.” Please clarify what this means.

Response: The Registrant will revise the disclosure as follows: “(including both cash and non-cash proceeds).”

10.      Comment: Following the narrative discussion of the incentive fee, please consider providing a graphical representation of how the incentive fee operates, including the various hurdles. Please accompany the graphic with several examples that show how the incentive fee would be calculated under several different scenarios.

Response: Shareholders of the Fund will be “qualified clients” within the meaning of Rule 205-3 under the Advisers Act. As such, the Fund does not believe this type of disclosure to be consistent with current industry practice or regulatory requirements, and further that given the numerous assumptions needed to produce any hypothetical example demonstrating the operation of the Incentive Fee, such a representation would not provide such shareholders with a useful representation of the operation of the Incentive Fee.

11.       Comment: Explain supplementally whether the Incentive Fee will provide compensation to the Adviser on the basis of a share of capital gains upon, or capital appreciation of, the assets of the Fund. To the extent that they would and the Fund anticipates investors that are not “qualified clients” within the meaning of Rule 205-3, explain why this is consistent with Section 205(a)(1) of the Investment Advisers Act.

Response: As disclosed in the Registration Statement, investors in the Fund are required to certify that they are “qualified clients” within the meaning of Rule 205-3 under the Advisers Act.

Distributions (page 8)

12.      Comment: In the first sentence of the first paragraph, please revise the term “dividends” to “distributions” to be consistent with the caption and in light of statements elsewhere that portions of such distributions may constitute returns of capital.

Response: The Registrant will revise the disclosure as requested.

Eligible Investors (page 8)

13.       Comment: In the first sentence of the second paragraph of this section, clarify that the Shares will be offered to U.S. persons only if they meet the eligibility standards. Also, explain what “generally” means in this sentence.

Response: The first sentence of the aforementioned paragraph has been revised as follows:

“~~In addition,~~ Shares are ~~generally~~ being offered only to investors that meet the criteria for qualifying as “qualified clients” and “accredited investors” who are also either (i) U.S. persons for U.S. federal income tax purposes or (ii) non-U.S. persons that meet eligibility standards as defined by the Fund pursuant to applicable law in the relevant jurisdictions.”

Summary of Fund Expenses (page 12)

14.       Comment: The disclosures throughout the prospectus indicate that the Fund may incur leverage for investment purposes. To the extent the Fund intends to do so in its first year after effectiveness of the registration statement, provide an estimate in the table of the expected interest expense or cost of leverage.

Response: The Registrant does not anticipate incurring leverage during its first year of operations.

Investment Strategies (page 14)

15.       Comment: In the first paragraph on page 15, to the extent known, discuss briefly the extent to which the Fund anticipates investing in funds that will involve uncalled commitments.

Response: The Registrant will add the following disclosure as the penultimate sentence of the aforementioned paragraph: “The Adviser expects to purchase assets that are substantially invested at the time of closing and expects to limit uncalled commitments to less than 15% of the Fund’s net asset value.”

16.       Comment: In the sixth paragraph on page 15, briefly characterize the countries that are members of OECD. Explain how the Fund defines the term “emerging markets.”

Response: The Registrant has added to following disclosure: “There are currently thirty-six member countries of the Organisation for Economic Co-operation and Development from all around the world, mostly developed market countries with a commitment to a market economy and personal democracy. Emerging market countries are those countries included in the MSCI Emerging Markets Index and MSCI Frontier Markets Index, countries with low to middle-income economies according to the International Bank for Reconstruction and Development (more commonly referred to as the World Bank) and other countries with similar emerging market characteristics.

General Risks (page 20)

17.	Comment: In an appropriate location in this section, in light of events that have occurred in the markets and around the world since the filing of this registration statement, please consider whether the Fund’s risk disclosures adequately address the market risks for the securities in which the Fund expects to invest and revise accordingly.

Response: The Registrant will revise its disclosure to include a risk in the “Investment Related Risks” section that addresses the market impact of recent events.

Incentive Fee and Investment Management Fee (page 25)

18.	Comment: Clarify how the second paragraph in this section relates to the management and incentive fees.

Response: The Registrant confirms that the aforementioned paragraph will be deleted.

Portfolio Funds Not Registered (page 32)

19.	Comment: The disclosure in the second paragraph states that the Fund’s investment qualification thresholds are generally lower than those of the Portfolio Funds. Elsewhere, the disclosure states that the Eligible Investors will need to be either Qualified Clients or Accredited Investors. Please explain supplementally how the qualification thresholds differ.

Response: The Registrant confirms that the aforementioned paragraph will be deleted.

Risks Relating to Secondary Investments Involving Syndicates (page 35)

20.	Comment: Briefly explain the risks enumerated in this risk factor.

Response: The Registrant will revise its disclosure to include a brief explanation of each enumerated risk in the aforementioned risk factor.

Limits of Risk Disclosure (page 35)

21.	Comment: Delete the first sentence of this section. Discuss all of the principal risks to the fund in the Risk Factor section.

Response: Registrant respectfully declines to delete the referenced disclosures. Registrant supplementally confirms that all of the principal risks of the Fund are currently disclosed in the prospectus.

Investment Management Fee (page 36)

22.	Comment: Clearly describe the manner in which the Investment Management Fee will be calculated. In particular, the disclosure in the first paragraph on page 37 states that “The basis of for the Investment Management Fee could be larger than the Fund’s net asset value due to unfunded commitments to invest in Fund Investments.” To the extent the Investment Management Fee will be calculated based on something other than assets, clearly explain this and avoid using a defined term that suggests that the fee will be calculated based on assets, such as “Managed Assets.”

Response: Registrant believes that the calculation of the Investment Management Fee has been clearly described. Registrant respectfully declines to remove the use of the term “Managed Assets.” The term is clearly defined immediately after each instance of its use throughout the prospectus and removing the defined term would make the disclosure unwieldly and more difficult to understand. In addition, the term “Managed Assets” is used frequently in the industry and is generally understood to have the assigned meaning.

23.	Comment: In addition, in appropriate locations in the prospectus, discuss in more detail the impact of unfunded commitments on the Fund and on its shareholders. Consider adding risk factor disclosure that, because the management fee is based, in part, on unfunded commitments, management fees will be payable even when the Company has limited invested assets.

Response: The Registrant will revise its disclosure as requested.

Fund Investments (page 51)

24.	Comment: The disclosure in the first paragraph of this section states that “The Fund will invest up to substantially all of its assets in Portfolio Funds that are classified as partnerships for U.S. federal income tax purposes.” This disclosure does not appear consistent with disclosures elsewhere in the prospectus regarding the Fund’s principal strategies. Please harmonize.

Response: The Registrant will revise its disclosure as requested.

Part C: Other Information

Item 15. Financial Statements and Exhibits

25.	Comment: Please file the finalized exhibits once they are available.

Response: The Registrant confirms that finalized exhibits will be filed when they are available.

Signatures

26.	Comment: Please add signature lines for the required officers and at least a majority of the Funds’ trustees. See Section 6 of the Securities Act.

Response: The Registrant confirms that signature lines for the required officers and at least a majority of the Funds’ trustees will be included in the amendment to the Fund’s Registration Statement.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

cc: Frederick Shaw